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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                              ---------------

                                  SCHEDULE 13G

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                            (AMENDMENT NO. )(1)


                          TURNSTONE SYSTEMS, INC.
       -------------------------------------------------------------
                              (NAME OF ISSUER)


                  COMMON STOCK, PAR VALUE $.001 PER SHARE
       -------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                900423 10 4
       -------------------------------------------------------------
                               (CUSIP NUMBER)


                                January 31, 2000
       -------------------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

|_|  RULE 13d-1(b)

|_|  RULE 13d-1(c)

|X|  RULE 13d-1(d)

------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  900423 10 4                                             13G
----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Richard N. Tinsley
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                  (b) |_|
----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
----------------------------------------------------------------------------
                             5     SOLE VOTING POWER
    NUMBER OF                       5,449,480 shares
     SHARES                  -----------------------------------------------
  BENEFICIALLY               6     SHARED VOTING POWER
    OWNED BY                        200,000 shares
      EACH                   -----------------------------------------------
    REPORTING                7     SOLE DISPOSITIVE POWER
     PERSON                         5,449,480 shares
      WITH                   -----------------------------------------------
                             8     SHARED DISPOSITIVE POWER
                                    200,000 shares
----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,649,480 shares
----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES                                                        | |
----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.6%
----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
      IN
----------------------------------------------------------------------------


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ITEM 1(a). NAME OF ISSUER:

      Turnstone Systems, Inc. ("Turnstone")

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      2220 Central Expressway
      Santa Clara, CA  95050

ITEM 2(a). NAMES OF PERSONS FILING:

      Richard N. Tinsley ("Mr. Tinsley")

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      2220 Central Expressway
      Santa Clara, CA  95050

ITEM 2(c). CITIZENSHIP:

      United States of America

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

      Common Stock, par value $.001 per share (the "Common Stock")

ITEM 2(e). CUSIP NUMBER:

      900423 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4.    OWNERSHIP (1).

           (a) AMOUNT BENEFICIALLY OWNED:

      Mr. Tinsley beneficially owns an aggregate of 5,649,480 shares of the outstanding Common Stock. This number of shares includes (i)
100,000 shares of Common Stock held by Mr. Tinsley as trustee of the Richard N. Tinsley Annuity Trust I UDT dated January 11, 2000, (ii) 100,000 shares of Common Stock held by Mr. Tinsley as trustee of the Carol J. Tinsley Annuity Trust I UDT dated January 11, 2000 and (iii) 1,261,310 shares subject to repurchase by Turnstone as of December 31, 2000 upon a termination of Mr. Tinsley's employment.

           (b) PERCENT OF CLASS:

      The shares of Common Stock beneficially owned in the aggregate by Mr. Tinsley represent approximately 8.6% of such class.

           (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

           (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

      Mr. Tinsley has the sole power to vote or to direct the vote of 5,449,480 shares of Common Stock.

--------------------
(1)  As of December 31, 2000

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           (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

      Mr. Tinsley has shared power to vote or to direct the vote of 200,000 shares of Common Stock.

           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

      Mr. Tinsley has the sole power to dispose or to direct the disposition of 5,449,480 shares of Common Stock.

           (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

      Mr. Tinsley has shared power to vote or to direct the vote of 200,000 shares of Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10. CERTIFICATION.

      Not applicable.






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                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2001


                                         /s/ Richard N. Tinsley
                                         ------------------------------
                                         Richard N. Tinsley